Exhibit 3.1

CERTIFICATE OF AMENDMENT
OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF

RIGEL PHARMACEUTICALS, INC.

RIGEL PHARMACEUTICALS, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), hereby certifies that:

FIRST: The name of the Corporation is Rigel Pharmaceuticals, Inc.

SECOND: The date on which the Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of the State of Delaware was June 14, 1996.

THIRD: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending the Amended and Restated Certificate of Incorporation of the Corporation to effect a reverse stock split. Specifically, Article IV of the Amended and Restated Certificate of Incorporation is hereby amended to add the following Section D:

“D.        Upon the filing and effectiveness of this Certificate of Amendment of Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware, each ten (10) shares of Common Stock either issued and outstanding or held by the Corporation in treasury stock immediately prior to 12:01 a.m., Eastern Time, on June 27, 2024 shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock (the “Reverse Stock Split”). No fractional interest in a share of Common Stock shall be deliverable upon the Reverse Stock Split. All shares of Common Stock (including fractions thereof) issuable upon the Reverse Stock Split held by a holder prior to the Reverse Stock Split shall be aggregated for purposes of determining whether the Reverse Stock Split would result in the issuance of any fractional share. Any fractional share resulting from such aggregation upon the Reverse Stock Split shall be rounded down to the nearest whole number. Each holder who would otherwise be entitled to a fraction of a share of Common Stock upon the Reverse Stock Split (after aggregating all fractions of a share to which such stockholder would otherwise be entitled) shall, in lieu thereof, be entitled to receive a cash payment in an amount equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the Corporation’s Common Stock as reported on The Nasdaq Global Select Market on the last trading day prior to June 27, 2024. The Corporation shall not be obliged to issue certificates evidencing the shares of Common Stock outstanding as a result of the Reverse Stock Split unless and until the certificates evidencing the shares held by a holder prior to the Reverse Stock Split are either delivered to the Corporation or its transfer agent, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates.”

FOURTH: The foregoing amendment was duly adopted by the stockholders of the Corporation in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

FIFTH: This Certificate of Amendment so adopted reads in full as set forth above and is hereby incorporated by this reference into the Amended and Restated Certificate of Incorporation. All other provisions of the Amended and Restated Certificate of Incorporation remain in full force and effect.

SIXTH: The foregoing amendment shall be effective as of 12:01 a.m., Eastern Time, on June 27, 2024.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its President and Chief Executive Officer this 21st day of June, 2024.

By:	/s/ Raul R. Rodriguez
Name:	RAUL R. RODRIGUEZ
Title:	President and Chief Executive Officer

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